Liberto, Inc.
Lot 7B Blk 7 Emerald St., Gold Riverville Subd.
Burgos, Montalban, Rizal, the Philippines

January 24, 2011

Via EDGAR

United States Securities and Exchange Commission
100 F Street, N.E. Mailstop 3561
Washington D.C., 20549-4628

Attention:  Sirimal R. Mukerjee

Re:	Liberto, Inc. Post Effective Amendment No. 4 to Registration Statement on Form S-1 Filed January 7, 2011 File No.: 333-148775

Dear Mr. Mukerjee:

I write on behalf of Liberto, Inc., (the “Company”) in response to Staff’s letter of January 20, 2011, by Anne Nguyen Parker, Branch Chief, Legal Division of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Amendment to Post Effective Amendment No. 4 on Form S-1, filed January 7, 2011, (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

post effective amendment no. 4 to registration statement on form s-1 general

1.	we note your response to comment 1 in our letter dated January 4, 2011 that

“[n]o subsequent operations have occurred since the filing of the initial registration statement.” Please revise your disclosure in your “Summary,” “Description of Business” and Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections to explicitly state that no operations have occurred since the filing of your initial registration statement.

In response to this comment, the Company included the requested disclosure in those sections.

Sincerely,

/s/ Rosielyn S. Baclig
Rosielyn S. Baclig